UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ______________

Commission file number 0-15386

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation Foundations Retirement Plan

2800 Rockcreek Parkway

Kansas City, MO 64117

B.	Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

Required Information

Exhibit

     Exhibit 23 – Consent of Independent Auditors’

SIGNATURE

The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOUNDATIONS RETIREMENT PLAN
Dated: June 29, 2005	By:	\s\ Marc G. Naughton

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Financial Statements and Schedules

December 31, 2004 and 2003

(Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Cerner Corporation:

We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for participants for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kansas City, Missouri
June 7, 2005

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Financial Statements and Schedules

December 31, 2004 and 2003

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors
Cerner Corporation:

We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for participants for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kansas City, Missouri
June 7, 2005

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Statements of Net Assets Available for Participants

December 31, 2004 and 2003

	2004	2003
Assets:
Investments at fair value	$247,941,804	179,416,503
Cash	272,512	19,655

Net assets available for participants	$248,214,316	179,436,158

See accompanying notes to financial statements.

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Statements of Changes in Net Assets Available for Participants

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Net appreciation in fair value of investments	$43,283,551	31,900,726
Interest and dividends	3,918,439	1,372,486
Employer contributions	5,754,688	9,415,666
Associates contributions	28,606,712	24,420,612

Total additions	81,563,390	67,109,490

Deductions from net assets attributed to:
Distributions to associates	(12,632,498)	(4,374,676)
Investment expenses	(152,734)	(78,010)

Total deductions	(12,785,232)	(4,452,686)

Net increase	68,778,158	62,656,804

Net assets available for participants:
Balance at beginning of year	179,436,158	116,779,354

Balance at end of year	$248,214,316	179,436,158

See accompanying notes to financial statements.

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Summary of Significant Accounting Policies

General

The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Document for more complete information.

The Plan was adopted by the board of directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. The Plan has most recently been amended in 2002 to comply with certain changes in the law. The Plan is administered by a third-party administrator. All associates of the Company are eligible for participation in the Plan upon attaining age 18 except for:

•	Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain nonresident aliens who have no earned income from sources within the United States of America;

•	Leased associates; or

•	Associates who were previously not treated as associates of the Employer, but who are reclassified as being associates.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with U.S. generally accepted accounting principles and present the Plan’s net assets available for participants and changes in those net assets.

Expenses

Substantially all costs and expenses incurred in administering the Plan are paid using forfeited plan assets. Expenses related to the issuance of loans to participants are charged to the participant obtaining the loan.

Investments

The Plan’s investments and earnings thereon are held in a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges. Purchases and sales of securities are recorded on a trade-date basis.

Loans to Participants

At the discretion of the Company, loans may be made to participants in an amount that is the lesser of (1) 50% of the participant’s vested account balance at the time the loan is initially requested or (2) $50,000 minus the excess of the participant’s highest outstanding loan balance during the 12-month period ending on the date the loan is initially requested over the outstanding loan balance. Generally, the loan period may

(Continued)

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

not exceed five years and the interest rate is prime plus 1%. Loans may not be taken from a participant’s Employer matching contribution account.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Also, on the face of the statement of changes, Associate Contributions and Distributions to Associates should be changed to Participant Contributions and Distributions to Participants .

(2)	Contributions

Participating associates may elect to make pretax contributions from 1% to 80% of their compensation to the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into 13 different investment funds. These funds include investments in the Company common stock, the American Century Ultra Investors Mutual Fund, the American Century Growth Investors Mutual Fund, the American Century International Growth Mutual Fund (eliminated in 2004), the American Century Equity Index Fund, the American Century Strategic Moderate Fund, the American Century Value Mutual Fund, the American Century Small Capital Value Mutual Fund, the American Century Stable Asset Fund, the American Century Strategic Conservative Fund, the American Century Strategic Aggressive Fund, the Julius Baer International Equity A Fund, and the Charles B. Schwab Personal Choice Account. The Company generally will make matching contributions in an amount equal to 33% of the participant’s annual contribution, not to exceed 6% of the participant’s annual compensation. All Company contributions are directed to the Company common stock fund.

During 2003, the Company made an additional matching voluntary contribution of $5,352,315, which represented 2% of each eligible associate’s compensation based on the Company’s 2002 financial performance.

(Continued)

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(3)	Distributions and Transfers

Upon normal retirement, retirement for permanent disability, or death, a participant is entitled to the full value of the assets attributable to his or her contributions and Company contributions made on his or her behalf. Upon termination for any other reason, a participant is entitled to 100% of his or her contributions and the vested portion of Company contributions. Company contributions vest 20% after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Forfeitures of nonvested contributions are used first to reduce the Plan’s ordinary and necessary administrative expenses and, to the extent any forfeitures remain, to offset any Employer matching contributions.

To the extent a participant’s account balance is invested in Company common stock, participants receive distributions of such stock in shares of the Company’s common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 2004 and 2003, 69,745 and 33,621 shares, respectively, of the Company’s common stock were distributed to withdrawing participants. Participants receive distributions from all other funds in cash.

(Continued)

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Associates are able to make up to 12 transfers out of Company stock per calendar year with no limit to the amount of stock an associate can move in any one transfer. These transfer provisions relate to Company stock held in a participant’s account relating to associate contributions. Transfers out of Company stock held in a participant’s account relating to Company contributions are prohibited, except in the event of termination of employment with the Company.

(4)	Tax Status

The Plan received a favorable determination letter, dated February 25, 2003, from the Internal Revenue Service confirming the tax-exempt status of the Plan under Section 401(a) of the Internal Revenue Code. The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(5)	Plan Participants

The following summarizes the number of participants by fund as of December 31:

	2004	2003
Company common stock	4,931	4,577
American Century Mutual Funds:
Ultra Investors Mutual Fund	3,123	3,038
Growth Investors Mutual Fund	2,508	2,419
Value Mutual Fund	2,005	1,700
International Growth Mutual Fund	—	1,511
Small Cap Value Mutual Fund	1,782	1,225
Strategic Conservative Fund	402	167
Strategic Moderate Fund	1,685	1,509
Strategic Aggressive Fund	885	381
Equity Index Fund	513	248
Stable Asset Fund	1,481	1,411
Charles B. Schwab Personal Choice Account	111	94
Julius Baer International Equity A Fund	1,766	—

Because associates may invest in more than one fund, the number of associate participants above exceeds the total number of associate participants.

(Continued)

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(6)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2004	2003
Company common stock	$118,266,390	88,875,421
American Century:
Ultra Investors Mutual Fund	40,056,399	32,228,180
Growth Investors Mutual Fund	20,668,916	16,590,504
Value Mutual Fund	13,084,214	8,395,917
Other	55,865,885	33,326,481

	$247,941,804	179,416,503

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual funds	$8,042,449	14,546,229
Company common stock	35,241,102	17,354,497

	$43,283,551	31,900,726

(7)	Nonparticipant-Directed Investment

As described in note 2, Company contributions are invested exclusively in Company common stock. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investment at December 31, 2004 and 2003 is as follows:

	2004	2003
Net assets available for participants:
Company common stock	$118,266,390	88,875,421

Changes in net assets available for participants:
Contributions	$9,847,113	14,075,290
Transfers out	(11,257,867)	(1,073,923)
Net appreciation	35,241,102	17,354,497
Distributions	(4,439,379)	(1,606,343)

	$29,390,969	28,749,521

Schedule 1

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2004

			Fair
Asset	Description	Cost	value
Cerner Corporation*	2,224,307 shares of common stock	$60,371,750	118,266,390
American Century*	Ultra Investors Mutual Fund, 1,357,307 shares	(1)	40,056,399
American Century*	Growth Investors Mutual Fund, 1,048,651 shares	(1)	20,668,916
American Century*	Value Mutual Fund, 1,770,530 shares	(1)	13,084,214
American Century*	Small Capital Value Mutual Fund, 1,115,689 shares	(1)	11,346,555
American Century*	Stable Asset Fund, 11,328,318 units of participation	(1)	11,328,318
American Century*	Strategic Conservative Fund, 306,310 shares	(1)	1,712,275
American Century*	Strategic Moderate Fund, 1,579,633 shares	(1)	10,694,115
American Century*	Strategic Aggressive Fund, 380,126 shares	(1)	3,675,849
American Century*	Equity Index Fund, 506,980 shares	(1)	2,448,712
Charles B. Schwab	Schwab Personal Choice Account, 4,284,410 shares	(1)	4,284,409
Julius Baer	International Equity A Fund, 248,885 shares	(1)	7,867,265
Loans to participants*	Loans to participants (bearing interest from 5.25% to 10.5%)	(1)	2,508,387

			$247,941,804

(1)	In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Schedule H, line 4j—Schedule of Reportable Transactions
Year ended December 31, 2004

Identity of party	Description	Purchase	Selling	Original	Net gain
involved	of asset	price	price	cost	(loss)
Cerner Corporation	Common stock	$20,684,516	25,665,173	(19,652,114)	6,013,059

Notes:

A reportable transaction is defined by the Department of Labor as:

•	A single transaction in excess of 5% of the fair value of plan assets.

•	A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more than 5% of the fair value of the Plan assets.

•	A series of transactions with respect to securities of the same issue, which amounts in the aggregate to more than 5% of the fair value of the total Plan assets.

•	Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of Plan assets.

A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the Plan assets at the beginning of the year ended December 31, 2004.

See accompanying report of independent registered public accounting firm.